EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended
	September 30,
	2007	2006
Basic Earnings Per Share

Net earnings	$463,000	$164,000

Weighted-average Common Shares:

Basic Shares Outstanding	8,151,000	8,092,000

Basic Earnings Per Share	0.06	0.02

Diluted Earnings Per Share

Net earnings	$463,000	$164,000

Weighted-average Common Shares:

Outstanding	8,151,000	8,092,000

Stock Options	72,000	102,000

Restricted Stock	235,000	155,000

Diluted Shares Outstanding	8,458,000	8,349,000

Diluted Earnings Per Share	0.05	0.02